Morgan Stanley & Co. International plc

Form SBSE-A; Item 13-A

Supplemental Information

Firm Name: Deloitte LLP
Address: Hill House, 1 Little New Street, London, EC4A 3TR
Effective date: 28th October 1986
Type: Auditor

In addition, the applicant makes use of firmwide arrangements whereby group service entities maintain systems infrastructure and corresponding records on behalf of other group operating entities.